El Condor, LLC

A manager-managed Delaware Limited Liability Company

OPERATING AGREEMENT

This limited liability company operating agreement (the "Agreement") is made and entered into September 1st, 2020 by and among Wilcuma, LLC, represented by Nicolas Simon, and each individual or business entity later subsequently admitted to the Company. These parties shall be known as and referred to as "Members" and individually as a "Member."

As of this date the Members, through their Registered Agent Blumberg Excelsior, have formed the Limited Liability Company named above under the laws of the State of Delaware. Accordingly, in consideration of the conditions contained herein, they agree as follows:

Article 1.   Company formation and registered agent

1.1   *Formation*. The Members hereby form a limited liability company (the "Company") subject to the provisions of the Limited Liability Company Act as currently in effect as of the date of the Agreement. A Certificate of Formation shall be filed with the Secretary of State.

1.2   *Name*. The business of the Company will be conducted under the name El Condor, LLC, or such other name upon which the Members may unanimously agree.

1.3   *Registered agent and office*. The agent for service of process on the Company shall be Blumberg Excelsior, located at 1013 Center Road, Suite 403S, Wilmington, DE 19805.

1.4   *Term*. The term of the Company commences on the date the Certificate of Formation was filed in the Office of the Secretary of the State of Delaware in accordance with the Act, and shall continue perpetually unless sooner terminated as provided below:
(a)   Members unanimously vote for dissolution; or
(b)   Any event which makes it unlawful for the Company's business to be carried on by the Members; or
(c)   The death, resignation, expulsion for cause (as described in article 1.10), bankruptcy, disability, retirement, transfer of a Member or the occurrence of any other event that terminates the continued membership of a Member of the Company; or
(d)   The sale of all or substantially all of the property; or
(e)   Any other event causing dissolution of a limited liability company under the laws of the State of Delaware.

1.5   *Continuance of company*. Notwithstanding the provisions of article 1.4, in the event of an occurrence described in article 1.4(c), if there is at least one remaining Member, said remaining Member or Members shall have the right to continue the business of the Company. Such right can be exercised only by the majority vote of the remaining Members within thirty (30) days after the occurrence of an event described in article 1.4(c). If not so exercised, the right of the Members to continue the business of the Company shall expire.

1.6   *Business purpose*. The purpose of the Company is to engage in any lawful act or activity for which a limited liability company may be formed under the statutes of the State of Delaware.
The Company is formed for the purpose of developing and operating a F&B coffee concept and brand, with coffee shops, counters and cafes, as well as retail and wholesale components, and such other products as elected by the Members, and engaging in any and all activities necessary or incidental to the foregoing, with the appropriate power and authority within the limits of the law.

1.7   *Principal place of business*. The location of the principal place of business of the Company shall be: 401 West 25th Street - 21D, New York, NY 10001, USA or at such other place as the Members from time to time select.

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1.8   *Members*. The name and registered address of each member are contained in Exhibit 2 attached to this Agreement.

1.9   *Admission of additional members*. Except as otherwise expressly provided in this Agreement, no additional members may be admitted to the Company through issuance by the Company of a new interest in the Company without the prior unanimous written consent of the Members.

1.10   *Expulsion for cause*. A Member may be expelled or removed from membership in the Company by affirmative vote of other Members holding a majority (each Member getting one vote), if, in the judgment of such holders, any of the following events has occurred:
(a)   Such Member has materially breached any term or provision of this Agreement or any other agreement then in effect between the Company and such Member;
(b)   Such Member has engaged in fraudulent conduct;
(c)   Such Member has stolen or misappropriated Company funds or other assets;
(d)   Such Member has been convicted of a felony or other crime requiring intent or moral turpitude;
(e)   Such Member has violated any applicable law, rule or regulation relating to the Company's business or has been disciplined by any regulatory agency or governmental body having authority or jurisdiction over the Company's business; or
(f)   Such Member has continued willful insubordination or disregard beyond their opportunity to cure the default within fifteen (15) days.

Article 2.   Capital contributions

2.1   *Initial contributions*. The Members initially shall contribute to the Company capital as described in Exhibit 3 attached to this Agreement. The agreed value of such property and cash is five hundred US dollars ($500).

2.2   *Additional contributions*. No Member shall be obligated to make any additional contribution to the Company's capital without the prior unanimous written consent of the Members.

2.3   *No interest on capital contributions*. Members are not entitled to interest or other compensation for or on account of their capital contributions to the Company.

Article 3.   Allocation of profits & losses and distributions

3.1   *Profits & losses*. For financial projection purposes the Company's net profits or net losses shall be determined on a monthly basis. For tax purposes they shall be determined on a yearly basis.

3.2   *Distributions*. The Members shall determine and distribute available funds quarterly or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Members. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to Treasury Regulation 1.704-l(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in Treasury Regulation 1.704-l(b)(2)(ii)(d).

3.3   *Reserve funds*. Every time distributions shall be made among the Members, twenty percent (20%) of the total amount available for distribution will be reinvested in the company and used as cash flow (including but not limited to financing new projects).

3.4   *No right to demand return of capital*. No Member has any right to any return of capital contribution or other distribution except as expressly provided in this Agreement (cf. article 3.5). No Member has any drawing account in the Company.

3.5   *Limitation upon distribution*. No distribution shall be declared and paid unless, after such distribution is made, the assets of the Company are in excess of all liabilities of the Company.

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Article 4. Membership and management

4.1 *Management of the business*. The name and place of residence of each Manager is attached as Exhibit 1 of this Agreement. By a vote of the Members holding a majority of the capital interests in the Company, as set forth in Exhibit 2 as amended from time to time, shall elect so many Managers as the Members determine, but no fewer than one.

4.2 *Members*. The liability of the Members shall be limited as provided under the laws of the Delaware Limited Liability statutes. Members that are not Managers shall take no part whatsoever in the control, management, direction, or operation of the Company's affairs and shall have no power to bind the Company. The Managers may from time to time seek advice from the Members, but they need not accept such advice, and at all times the Managers shall have the exclusive right to control and manage the Company. No Member shall be an agent of any other Member of the Company solely by reason of being a Member.

4.3 *Responsibilities of Managers*. The Managers are authorized on the Company's behalf to act for and bind the company in the ordinary course of business. Such actions shall include but not be limited to the following:
(a) Opening of accounts and deposits and maintaining funds in the name of the Company in banks or saving accounts and loan associations;
(b) Employment of persons, firms or corporations for the operation and management of the company's business;
(c) Purchasing decisions they see fit in the amount of up to ten thousand US dollars ($10,000);
(d) Direction of the employees of the Company to execute, acknowledge and deliver any and all documents, agreements, notes, contracts, bank resolutions, releases, or other instruments on the Company's behalf;
(e) Payment of all costs or expenses connected with the operation of the Company, including all debts and other obligations, from its bank accounts by check or other customary means;
(f) Monitoring the quality of services and products provided by vendors to the Company, and add, discharge, or replace such vendors as needed in accordance with applicable state law;
(g) Employing or engaging people in the operation of the Company's business, on such terms and for such reasonable compensation as the Managers shall determine, in good faith, to be appropriate and in the best interests of the Company;
(h) Establishing and monitoring the compensation requirements of all employees and agents of the Company, including its executive employees;
(i) Placing and carrying public liability, worker compensation, fire, extended coverage, business interruptions, errors and omissions and such other insurance as may be necessary or appropriate for the protection of the interests and property of the Company;
(j) Initiating, settling and defending legal actions on behalf of the Company, including any litigation, arbitration, mediation, examination, investigation, inquiry, regulatory proceeding, or other similar matter contemplated by the Company, threatened by any person or activity in or with which the Company may become involved; and
(k) Generally, doing all things consistent with any and all of the foregoing on behalf of the Company.

In the exercise of their management powers, the Managers are authorized to execute and deliver:
(a) All contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management and maintenance contracts covering or affecting the Company's assets;
(b) All checks, drafts and other orders for the payment of the Company's funds;
(c) All promissory notes, loans, security agreements and other similar documents; and
(d) All other instruments of any other kind relating to the Company's affairs, whether like or unlike the foregoing.

The following structural actions, although within the scope of Management, shall require Member approval following voting rights outlined in this Agreement:
(a) Sale, development lease or other disposition of the Company's assets;
(b) Purchase or other acquisition of other assets of all kinds;
(c) Borrowing of money and the granting of security interests in the Company's assets;
(d) Pre-payment, refinancing or extension of any loan affecting the Company's assets; and
(e) Compromise or release of any of the Company's claims or debts.
(f) Any financial decisions (including but not limited to purchases, salaries for new hires…) in an amount superior to ten thousand US dollars ($10,000).

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4.4   *Chief Executive Officer.* The Chief Executive Officer shall have primary responsibility for managing the operations of the Company and for effectuating the decisions of the Managers.

4.5   *Company information.* Upon request, the Managers shall supply to any Member information regarding the Company or its activities. Each Member or their authorized representative shall have access to and may inspect all books, records and materials in the Managers' possession regarding the Company and its activities.

4.6   *Indemnification.* The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that they are or were a Member of the Company, Manager, employee or agent of the Company, or are or were serving at the request of the Company, for instant expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Members determine that they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, had no reasonable cause to believe their conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo contendere" or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which they reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that their conduct was lawful.

4.7   *Records.* The Managers shall cause the Company to keep at its principal place of business the following:
(a)   A current list in alphabetical order of the full name and the last known address of each Member;
(b)   A copy of the Certificate of Formation and the Company Operating Agreement and all amendments;
(c)   Copies of the Company's federal, state and local income tax returns and reports, if any, for the three (3) most recent years;
(d)   Copies of any financial statements of the Company for the three (3) most recent years.

Article 5. Responsibilities

5. 1   *Pre-opening.* Managers shall supervise, direct, operate any pre-opening phase, regardless of the project and the type of deal structure, in a manner consistent with their standards and procedures.
They will be responsible for the buildout, the setup of all operations and the pre-opening phase:
-     Construction: layouts, floor plans, renderings, fitting-out in coordination with interior and kitchen designers, architect, GC and other parties involved;
-     Graphic design: selection and supervision of the graphic designer, validation of the graphic identity according to the concept;
-     FF&E: selections and purchasing;
-     OS&E: selections and purchasing;
-     F&B menus: creation, structure, recipes, product sourcing, suppliers, tasting;
-     Human Resources: recruitment and hiring of all positions as per the pre-opening budget and staffing plan, job descriptions, pre-opening training;
-     Coffee retail & wholesale strategy and business implementation, including sales, partnerships, legal (licenses and permits) and distribution logistics;
-     All communications towards opening.

5.2   *Post-opening obligations.* Managers shall supervise, direct and operate any post-opening phase, regardless of the project and the type of deal structure, in a manner consistent with their standards and procedures.
(a)   Food & beverage: menu creation and engineering (including recipe costs for efficient cost-of-sales management, quality management, seasonal changes) in connection with the concept;
(b)   Human Resources: recruitment, hiring, firing and management, coaching and counseling, compliance with DOL, employee handbook of company policies and procedures, payroll and benefits;
(c)   Guest service and overall experience: staff training manuals and sessions (both service and culinary, both management and line employee levels), service standards, performance study, guest interaction, complaint solving;
(d)   Finance: revenue management, budget, forecast, accounting (including tax filing, annual closure), reporting;

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(e)   Sales & Marketing: including but not limited to comprehensive strategy, social media and digital platforms, promotion and events, public relations, communications;
(f)   Legal: licenses and permits;
(g)   All other operational aspects such as purchasing of all supplies, repair & maintenance, etc.

Article 6. Meetings and voting - membership

6.1   *Meeting*. Any Member may call a meeting of the Members at any time. Meetings in person of Members shall be held at least once a year at the Company's principal place of business or at any other place, designated by the Member calling the meeting. Not less than ten (10) nor more than sixty (60) days before each meeting, the Member calling the meeting shall give written notice of the meeting to each Member entitled to vote at the meeting. The notice shall state the place, date, hour, and purpose of the meeting.

6.2   *Casting votes*. Members who are not present in person when meetings occur may be able to cast their votes by proxy via phone (or equivalent), e-mail or by another person (as long as this person has been approved in advance by the other Members).

6.3   *Voting*. For all regular business decisions, a minimum of sixty percent (60%) of ownership interests in the Company will be necessary among the Members.

6.4   *Membership rights*. All Members who have not dissociated shall be entitled to vote on any matter submitted to their vote. The following actions require of the Members holding not less than unanimity:
(a)   The sale of all or substantial portion of the Company's assets;
(b)   A merger, consolidation or similar transaction with a third party;
(c)   The liquidation or dissolution of the Company;
(d)   Accepting or dismissing Members;
(e)   Granting or consenting to a lien, security interest, mortgage, charge or other encumbrance in or to a substantial portion of the Company's assets;
(f)   The sale of an interest to a third party at less than a fair market value for such interest;
(g)   The sale of an interest to a third party without granting pro rata pre-emptive rights to the Company's Members with respect to such interest;
(h)   The amendment, restatement or revocation of the Certificate of Formation;
(i)   Any decision regarding the distribution of profits, allocation of losses (including but not limited to special allocations that can distribute profits and losses differently from ownership interests, when applicable); and
(j)   Any requirement for additional capital contributions and any other financial decision.

6.5   *Crowdfunding*. Should a pool of investors become a Member through a crowdfunding raise, regardless of the size and the specific terms of that investment, that Member should have no rights, including meeting calling and voting, apart from what has been agreed upon in their term sheet.

Article 7. Meetings and voting - management

7.1   *Meeting*. Any Manager may call a meeting of the Managers at any time. Meetings in person of Managers shall be held at least twice a month at the Company's principal place of business or at any other place, designated by the Manager calling the meeting. Not less than ten (10) days before each meeting, the Manager calling the meeting shall give written notice of the meeting to each Manager entitled to vote at the meeting. The notice shall state the place, date, hour, and purpose of the meeting.

7.2   *Casting votes*. Managers who are not present in person when meetings occur may be able to cast their votes by proxy via phone (or equivalent), e-mail or by another person (as long as this person has been approved in advance by the other Managers).

7.3   *Voting*. For all day-to-day business decisions, according to the management structure set forth in this Agreement as per Exhibit 1, a minimum of one (1) Manager in favor of the decision (out of two (2)) will be necessary.

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Article 8. Compensation

8.1 *Management compensation*. Any Manager rendering services to the Company shall be entitled to compensation commensurate with the value of such services. The Members shall approve such compensation unanimously.

8.2 *Management fees*. As the Manager running all day-to-day operations on the Company, Wilcuma, LLC shall be entitled to three percent (3%) of the Net Revenue of the Company (defined as all gross sales generated less comps, discounts and any adjustments as per bookkeeping) as a management fee. Wilcuma, LLC will invoice the Company for that management fee on a monthly basis based on actual P&L statements.

8.3 *Reimbursement*. The Company shall reimburse the Managers or Members for all direct out-of-pocket expenses incurred by them in managing the Company.

8.4 *Organization expenses*. The Company will pay all expenses incurred in connection with the organization of the Company.

Article 9. Bookkeeping

9.1 *Method of accounting*. The Company will use the Generally Accepted Accounting Principles (US GAAP) method of accounting for financial reporting and tax purposes and shall maintain complete and accurate books.

9.2 *Fiscal year/taxable year*. The fiscal year and the taxable year of the Company is the calendar year.

9.3 *Taxation*. The Company is considered a partnership from a taxation standpoint.

9.4 *Books*. The Managers shall maintain complete and accurate books of account of the Company's affairs at the Company's principal place of business. Such books shall be kept on such method of accounting as defined in article 9.1.

9.5 *Members' accounts*. The Managers shall maintain separate capital and distribution accounts for each member. Each member's capital account shall be determined and maintained in the manner set forth in Treasury Regulation 1.704-l(b)(2)(iv) and shall consist of their initial capital contribution increased by:
(a) Any additional capital contribution made by them;
(b) Credit balances transferred from their distribution account to their capital account;
And decreased by:
(a) Distributions to them in reduction of Company capital;
(b) The Member's share of Company losses if charged to their capital account.

9.6 *Reports*. The Managers shall close the books of account after the close of each calendar year and shall prepare and send to each Member a statement of such Member's distributive share of income and expense for income tax reporting purposes.

Article 10. Transfers of membership interest

10.1 *Sale or encumbrance prohibited*. Except as otherwise permitted in this Agreement, no Member may voluntarily or involuntarily transfer, sell, convey, encumber, pledge, assign, or otherwise dispose of an interest in the Company without the prior written unanimous consent of the other non transferring Members.

10.2 *No membership right*. Except for the right to receive allocations of profits and losses and to receive distributions, the interest of any Member may not be transferred in whole or in part, and an assignee shall not have a right to become a Member unless the following terms and conditions have been satisfied:
(a) The other Members have not elected to execute their right of first refusal as per article 10.3;
(b) The other Members have approved the transfer of the interest by the affirmative unanimous vote as described in article 10.1;
(c) The transferor and the assignee shall have complied with such other requirements as the non-transferring Members may reasonably impose, including the conditions that the Assignee adopt and approve in writing all the terms and provisions of the Agreement then in effect, and pay such costs of the Company in effecting such substitution as may be reasonable to pay.

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10.3   *Assignment*. If at any time a Member proposes to sell, assign or otherwise dispose of all or any part of their interest in the Company, such Member shall first make a written offer to sell such interest to the other Members at a price determined by mutual agreement. If such other Members decline their right of first refusal or fail to elect such interest within thirty (30) days, and if the sale or assignment is made and the Members fail to approve this sale or assignment unanimously then, pursuant to the Delaware Limited Liability statutes, the purchaser or assignee will not be considered as a substituted Member.

10.4   *Rights of a non-admitted assignee*. A party who acquires any portion of an interest, but who is not admitted as a substituted Member pursuant to articles 10.1 to 10.3 hereof, shall be entitled only to allocations and distributions with respect to the interest in accordance with this Agreement, and shall have no right to participate in the management of the business of the Company, nor to access any information or accounting of the affairs of the Company. They shall not be entitled to inspect the books and records of the Company and shall not have any of the rights of a Member under the act or the Agreement.

10.5   *Sale of the Company*. In the event of a sale of the Company each Member shall exit according to their respective membership interested in the Company, regardless of their day-to-day scope of responsibilities and other considerations such as IP rights as described in article 11.

Article 11.   Intellectual Property

11.1   *Rights*. Notwithstanding any other provision of this Agreement, all ownership rights with respect to the intellectual property of the Company, including, but not necessarily limited to, all patents, trademarks, copyrights, trade secrets, data definitions, data bases, standards, guidelines, schemas, diagrams, software, programs, designs, codes, e-mail addresses, telephone numbers, facsimiles, and other technology and information developed in connection with the Company's purpose ("Intellectual Property") shall be owned by Wilcuma, LLC.

11.2   *License fees*. As the owner of the Company's intellectual property, Wilcuma, LLC shall be entitled to two percent (2%) of the Net Revenue of the Company (defined as all gross sales generated less comps, discounts and any adjustments as per bookkeeping) as a license fee. Wilcuma, LLC will invoice the Company for that license fee on a monthly basis based on actual P&L statements.

Article 12.   Confidentiality

12.1   *Definition*. Confidential Information means all information about or relating to the Company, including but not limited to:
(a)   Trade secrets, product ideas, drawings & designs, configurations, processes, improvements, data, plans & strategies, sales & financial reports or forecasts, know-how, collaborations, inventions, techniques, business operations, customer & supplier lists, business relationships, specifications, cost & pricing data, means of implementation and manufacture, bills, trademark & copyright applications;
(b)   Any document that is marked confidential, reasonably known by the Members to be confidential or learned or disclosed in the course of business; and
(c)   The terms of this Agreement and any discussions covered by or relating to this Agreement.

12.2.   *Confidential information*. Each Member recognizes and acknowledges that the Company's Confidential Information, and the proprietary information of the Members, as they may exist from time to time, is valuable, special and represents unique assets of the Company's business and the businesses of the Members. Other than in the performance of duties on behalf of the Company as an Employee, Officer, Manager or Member, each Member, during or after the time they are a Member of the Company, in whole or in part, disclose such secrets, information or processes to any person, firm, corporation, association or other entity for any reason or purpose whatsoever, nor shall any Member make use of any such property for their own purposes or for the benefit of any person (except the Company) or to the detriment of the Company under any circumstances during or after the time they are a Member of the Company. Each Member agrees to hold as the Company's property, or the Member's property, as the case may be, all documentation and other data, and all copies thereof, whether in tangible, electronic, or other form in any way relating to the Company's business and affairs, and the business and affairs of the Members, whether made by them or otherwise coming into their possession, and on termination of their status as a Member, or on demand of the Company, at any time, to deliver the same to the Company.

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12.3   *Disclosure required by law*. Members may disclose Confidential Information to others as required by court order, operation of law or government regulation; provided that they promptly notify the Company of the specifics of such requirement prior to the actual disclosure, use diligent efforts to limit such disclosure and to obtain confidential treatment or a protective order for the Confidential Information.

12.4   *Return of confidential information*. Upon termination of their membership Members shall discontinue use of and promptly return (or delete or destroy if cannot be returned) all Confidential Information.

Article 13.   General provisions

13.1   *Amendments*. Any Member may propose amendments to this Agreement. A proposed amendment will be adopted and become effective as an amendment only on the written approval of all of the Members.

13.2   *Governing law*. This Agreement and the rights and obligations of the parties under it are governed by and interpreted in accordance with the laws of the State of Delaware (without regard to principles of conflicts of law).

13.3   *Entire agreement & modification*. This Agreement constitutes the entire understanding and agreement between the Members with respect to the subject matter of this Agreement. No agreements, understandings, restrictions, representations, or warranties exist between or among the members other than those in this Agreement or referred to or provided for in this Agreement. No modification or amendment of any provision of this Agreement will be binding on any Member unless in writing and signed by all the Members.

13.4   *Further effect*. The Members agree to execute other documents reasonably necessary to further effect and evidence the terms of this Agreement, as long as the terms and provisions of the other documents are fully consistent with the terms of this Agreement.

13.5   *Severability*. If any term or provision of this Agreement is held to be void or unenforceable, that term or provision will be severed from this Agreement, the balance of the Agreement will survive, and the balance of this Agreement will be reasonably construed to carry out the intent of the parties as evidenced by the terms of this Agreement.

13.6   *Notices*. All notices required to be given by this Agreement will be in writing and will be effective when actually delivered or, if mailed, when deposited as certified mail, postage prepaid, directed to the addresses first shown above for each Member or to such other address as a Member may specify by notice given in conformance with these provisions to the other Members.

13.7   *No Third-Party Beneficiaries*. This Agreement is expressly and solely for the benefit of the parties hereto. It is understood that no other entity or person shall be entitled or deemed to be entitled to any benefits or to enforce any rights, claims or remedies under this Agreement.

13.8   Binding Effect. Except as otherwise provided in this Agreement, every covenant, term, and provision of this Agreement shall be binding upon and inure to the benefit of the Members and their respective heirs, legatees, legal representatives, successors, transferees, and assignees.

13.9   *Winding up*. Upon a dissolution of the Company (in the events set forth in article 1.4), the Members shall take full account of either or both of the following: (i) sell the assets of the Company at public or private sale, at which sale any Member may purchase such assets, or (ii) retain part or all of the assets of the Company. Such distributions may be made in cash or kind and the proportion of any distribution that may be made in cash or kind may vary from Member to Member as the Members may decide. The Members shall promptly distribute all cash and other assets of the Company in the following order:
(a)   First, to the payment and discharge of all of the Company's debts and liabilities to creditors other than the Members and the Assignees;
(b)   Second, to the payment and discharge of all of the Company's debts and liabilities to the Members and the Assignees.
(c)   The balance, if any, to the Members and the Assignees in accordance with their capital accounts, after giving effect to all contributions, distributions, and allocations for all periods.

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In witness whereof, the Parties to this Agreement execute this Operating Agreement as of the date and year above written.



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By: Nicolas Simon
(Wilcuma, LLC)

Exhibit 1 - Listing of Managers

By a majority vote of the Members the following Managers were elected to operate the Company pursuant to article 4 of the Agreement:

- Nicolas Simon, CEO, representing Wilcuma, LLC
- Mucjon Demiraj, COO, representing Wilcuma LLC

The above listed Managers will serve in their capacities until they are removed for any reason by a vote of the Members as defined by article 4 or upon their voluntary resignation.
In managing the business and affairs of the Company and exercising its powers, the Managers may act through any officer of the Company to whom authority and duties gave been delegated.

Signed and agreed this first (1st) day of September 2020.



By: Nicolas Simon
(Wilcuma, LLC)



By: Mucjon Demiraj
(Wilcuma, LLC)

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Exhibit 2 - Listing of Members

The following is a list of Members of the Company:

Name: Address:

Wilcuma, LLC   401 West 25th Street - 21D, New York, NY 10001

Signed and agreed this first (1st) day of September 2020.



_____

By: Nicolas Simon
(Wilcuma, LLC)

Exhibit 3 - Capital contributions

Pursuant to Article 2, the Members' initial contributions to the Company's capital are stated to be five hundred US dollars ($500). The description and each individual portion of these initial contributions is as follows:

Name:	Contribution:	Ownership interest:
Wilcuma, LLC	$500	100.00%

Signed and agreed this first (1st) day of September 2020.



_____

By: Nicolas Simon
(Wilcuma, LLC)